   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 19, 2004.

                                                     REGISTRATION NO. 333-112049
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------
                                AMENDMENT NO. 1
                                       TO
                                    FORM F-9
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------
                              BRASCAN CORPORATION
             (Exact name of Registrant as specified in its charter)
                             ---------------------

                ONTARIO                  1121, 1031, 1061, 1311, 2421, 4939, 6311              NOT APPLICABLE
                                               (Primary Standard Industrial       (I.R.S. Employer Identification Number,
   (Province or other Jurisdiction of                 Classification
     Incorporation or Organization)            Code Number, if applicable)                     if applicable)

                           BCE PLACE, 181 BAY STREET
                            SUITE 300, P.O. BOX 762
                            TORONTO, ONTARIO M5J 2T3
                                 (416) 363-9491
   (Address and telephone number of Registrant's principal executive offices)

                                   TORYS LLP
                                237 PARK AVENUE
                               NEW YORK, NY 10017
                           ATTENTION: ANDREW J. BECK
                                 (212) 880-6000
 (Name, address (including zip code) and telephone number (including area code)
                   of agent for service in the United States)
                             ---------------------
                                   COPIES TO:

                                  PHILIP BROWN
                                   TORYS LLP
                                   SUITE 3000
                           79 WELLINGTON STREET WEST
                               BOX 270, TD CENTRE
                        TORONTO, ONTARIO, CANADA M5K 1N2
                                 (416) 865-0040
                             ---------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

                          PROVINCE OF ONTARIO, CANADA
               (Principal jurisdiction regulating this offering)
                             ---------------------

It is proposed that this filing shall become effective (check appropriate box below):

A. [ ] upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).
B. [X] at some future date (check appropriate box below)

   1. [ ] pursuant to Rule 467(b) on (    ) at (    ) (designate a time not
          sooner than seven calendar days after filing).
   2. [ ] pursuant to Rule 467(b) on (    ) at (    ) (designate a time seven
          calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt
          or notification of clearance on (    ).
   3. [X] pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.
   4. [ ] after the filing of the next amendment to this Form (if preliminary material is being filed).

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, check the following box. [X]
                             ---------------------
The Registrant hereby amends the Registration Statement on such date or dates as may be necessary to delay its effective date until the registration statement shall become effective as provided in Rule 467 under the Securities Act of 1933 or on such date as the Commission, acting pursuant to Section 8(a) of the Act, may determine.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                     PART I

         INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

BASE SHELF PROSPECTUS

This short form prospectus has been filed under legislation in each of the provinces of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

NO SECURITIES REGULATORY AUTHORITY HAS EXPRESSED AN OPINION ABOUT THESE SECURITIES AND IT IS AN OFFENCE TO CLAIM OTHERWISE. THIS SHORT FORM PROSPECTUS CONSTITUTES A PUBLIC OFFERING OF THESE SECURITIES ONLY IN THOSE JURISDICTIONS WHERE THEY MAY BE LAWFULLY OFFERED FOR SALE AND THEREIN ONLY BY PERSONS PERMITTED TO SELL SUCH SECURITIES. INFORMATION HAS BEEN INCORPORATED BY REFERENCE IN THIS PROSPECTUS FROM DOCUMENTS FILED WITH SECURITIES COMMISSIONS OR SIMILAR AUTHORITIES IN CANADA. COPIES OF THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE MAY BE OBTAINED ON REQUEST WITHOUT CHARGE FROM THE OFFICE OF THE CORPORATE SECRETARY OF THE COMPANY AT SUITE 300, BCE PLACE, 181 BAY STREET, TORONTO, ONTARIO, CANADA, M5J 2T3, (416) 363-9491.
                                                               FEBRUARY 17, 2004
                             SHORT FORM PROSPECTUS

                                 US$750,000,000

                              BRASCAN CORPORATION
                                DEBT SECURITIES
                             ---------------------

    Debt securities (the "Debt Securities") of Brascan Corporation (the "Company") may be offered hereunder in one or more series in an aggregate principal amount of up to U.S.$750,000,000 (or the equivalent in other currencies or currency units) or, if any Debt Securities are offered at an original issue discount, such greater amount as shall result in an aggregate offering price of U.S.$750,000,000. Debt Securities of any series may be offered in such amount and with such terms as may be determined in light of market conditions. The specific designation, aggregate principal amount, denomination (which may be in United States dollars, in any other currency or in units based on or relating to foreign currencies), maturity, rate (which may be fixed or variable) and time of payment of interest, if any, any terms for redemption at the option of the Company or the holders, any terms for sinking fund payments, any listing on a securities exchange, the initial public offering price (or the manner of determination thereof if offered on a non-fixed price basis) and any other terms in connection with the offering and sale of each series of Debt Securities in respect of which this Prospectus is being delivered (the "Offered Securities") will be set forth in a supplement to this Prospectus relating thereto (a "Prospectus Supplement"). Each such Prospectus Supplement will be incorporated by reference into this Base Shelf Prospectus for the purposes of securities legislation as of the date of each such Prospectus Supplement and only for the purposes of the distribution of the Debt Securities to which such Prospectus Supplement pertains.

                             ---------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

THIS OFFERING IS MADE BY A CANADIAN ISSUER THAT IS PERMITTED, UNDER A MULTIJURISDICTIONAL DISCLOSURE SYSTEM ADOPTED BY THE UNITED STATES, TO PREPARE THIS PROSPECTUS IN ACCORDANCE WITH THE DISCLOSURE REQUIREMENTS OF ITS HOME COUNTRY. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT SUCH REQUIREMENTS ARE DIFFERENT FROM THOSE OF THE UNITED STATES. THE FINANCIAL STATEMENTS INCLUDED OR INCORPORATED HEREIN HAVE BEEN PREPARED IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, AND ARE SUBJECT TO CANADIAN AUDITING AND AUDITOR INDEPENDENCE STANDARDS, AND THUS MAY NOT BE COMPARABLE TO FINANCIAL STATEMENTS OF UNITED STATES COMPANIES.

    PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THE ACQUISITION OF THE DEBT SECURITIES MAY HAVE TAX CONSEQUENCES BOTH IN THE UNITED STATES AND IN CANADA. SUCH CONSEQUENCES FOR INVESTORS WHO ARE RESIDENT IN, OR CITIZENS OF, THE UNITED STATES MAY NOT BE DESCRIBED FULLY HEREIN OR IN A PROSPECTUS SUPPLEMENT. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES.

    THE ENFORCEMENT BY INVESTORS OF CIVIL LIABILITIES UNDER THE FEDERAL SECURITIES LAWS MAY BE AFFECTED ADVERSELY BY THE FACT THAT THE COMPANY IS INCORPORATED OR ORGANIZED UNDER THE LAWS OF THE PROVINCE OF ONTARIO, THAT SOME OR ALL OF ITS OFFICERS AND DIRECTORS MAY BE RESIDENTS OF CANADA, THAT SOME OR ALL OF THE UNDERWRITERS OR EXPERTS NAMED IN THE REGISTRATION STATEMENT MAY BE RESIDENTS OF CANADA AND THAT ALL OR A SUBSTANTIAL PORTION OF THE ASSETS OF THE COMPANY AND SAID PERSONS MAY BE LOCATED OUTSIDE THE UNITED STATES.

    The Company may sell Debt Securities to or through underwriters or dealers or directly to investors or through agents. The Prospectus Supplement relating to each series of Offered Securities will identify each person who may be deemed to be an underwriter with respect to such series and will set forth the terms of the offering of such series, including, to the extent applicable, the initial public offering price, the proceeds to the Company, the underwriting commissions and any other concessions to be allowed or reallowed to dealers. The managing underwriter or underwriters with respect to each series sold to or through underwriters will be named in the related Prospectus Supplement.

                               TABLE OF CONTENTS

                                                               PAGE
                                                               ----
DOCUMENTS INCORPORATED BY REFERENCE.........................     2
AVAILABLE INFORMATION.......................................     3
SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION..........     4
THE COMPANY.................................................     4
USE OF PROCEEDS.............................................     6
INTEREST COVERAGE RATIOS....................................     6
DESCRIPTION OF DEBT SECURITIES..............................     6
PLAN OF DISTRIBUTION........................................    15
LEGAL MATTERS...............................................    16
EXPERTS.....................................................    16
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT.......    16

     In this Prospectus, unless the context otherwise indicates, references to the "Company" refer to Brascan Corporation and references to "Brascan" refer to the Company and its direct and indirect subsidiaries. All dollar amounts set forth in this Prospectus and any Prospectus Supplement are in U.S. dollars, except where otherwise indicated.

                      DOCUMENTS INCORPORATED BY REFERENCE

     The following documents, filed with the securities regulatory authorities in each of the provinces of Canada, are specifically incorporated by reference in, and form an integral part of, this Prospectus:

          (a) the Company's annual information form dated May 20, 2003;

          (b) the unaudited comparative consolidated financial statements of the Company contained in the interim report to shareholders for the nine months ended September 30, 2003;

          (c) the audited comparative consolidated financial statements of the Company and the notes thereto for the financial year ended December 31, 2002, together with the report of the auditors thereon, found at pages 60 through 85 of the Company's 2002 annual report;

          (d) the management discussion and analysis of financial results contained in pages 21 to 59 of the Company's 2002 annual report;

          (e) management's discussion and analysis of financial condition and results of operations dated November 6, 2003 contained in the interim report to shareholders for the nine months ended September 30, 2003;

          (f) the unaudited consolidated annual financial statements as at and for the year ended December 31, 2003 contained in the press release dated February 12, 2004;

          (g) the Company's management information circular dated March 1, 2003 in connection with the April 29, 2003 Annual Meeting of Shareholders, other than the sections entitled "Report on Executive Compensation" and "Performance Graph"; and

          (h) the material change report of the Corporation dated February 13, 2004 with respect to the Canary Wharf offer.

     All documents of the Company of the type referred to above and any material change reports (excluding confidential reports) which are required to be filed by the Company with the Ontario Securities Commission after the date of this Prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference into this Prospectus. In addition, any report on Form 6-K or Form 40-F filed by the Company with the Securities and Exchange Commission (the "Commission") after the date of this Prospectus shall be deemed to be incorporated by reference into this Prospectus if and to the extent expressly provided in such report.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     Upon a new annual information form and new annual financial statements being filed with and, where required, accepted by the applicable securities regulatory authorities during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and all interim financial statements, material change reports and information circulars filed prior to the commencement of the then current fiscal year will be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Debt Securities hereunder.

     A Prospectus Supplement containing the specific terms of an offering of Debt Securities will be delivered to purchasers of such Debt Securities together with this Prospectus and will be deemed to be incorporated into this Prospectus as of the date of such Prospectus Supplement but only for purposes of the offering of Debt Securities covered by that Prospectus Supplement.

     Where the Company updates its disclosure of interest coverage ratios by a Prospectus Supplement, the Prospectus Supplement filed with applicable securities regulatory authorities that contains the most recent updated disclosure of interest coverage ratios and any Prospectus Supplement supplying any additional or updated information the Company may elect to include (provided that such information does not describe a material change that has not already been the subject of a material change report or a prospectus amendment) will be delivered to purchasers of Debt Securities together with this Prospectus and will be deemed to be incorporated into this Prospectus as of the date of the Prospectus Supplement.

     Prospective investors should rely only on the information incorporated by reference or contained in this Prospectus or any Prospectus Supplement and on the other information included in the Registration Statement on Form F-9 relating to the Debt Securities and of which this Prospectus is a part. The Company has not authorized anyone to provide different or additional information.

     COPIES OF THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE MAY BE OBTAINED ON REQUEST WITHOUT CHARGE FROM THE CORPORATE SECRETARY OF THE COMPANY AT SUITE 300, BCE PLACE, 181 BAY STREET, TORONTO, ONTARIO, CANADA, M5J 2T3 (TELEPHONE:
416-363-9491). FOR THE PURPOSE OF THE PROVINCE OF QUEBEC, THIS SIMPLIFIED PROSPECTUS CONTAINS INFORMATION TO BE COMPLETED BY CONSULTING THE PERMANENT INFORMATION RECORD. A COPY OF THE PERMANENT INFORMATION RECORD MAY BE OBTAINED FROM THE CORPORATE SECRETARY.

                             AVAILABLE INFORMATION

     The Company has filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), a Registration Statement on Form F-9 relating to the Debt Securities and of which this Prospectus is a part. This Prospectus does not contain all of the information set forth in such Registration Statement, to which reference is made for further information.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the

Commission. Under a multijurisdictional disclosure system adopted by the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Such reports and other information concerning the Company can be inspected and copied at the public reference facilities maintained by the Commission at: Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, Room 1024; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of these materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

               SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

     Certain statements included and incorporated by reference herein constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, references to future capital expenditures (including the amount and nature thereof), business strategies and measures to implement strategies, competitive strengths, goals, expansion and growth of Brascan's business and operations, plans and references to the future success of Brascan. These forward-looking statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the expectations and predictions of the Company is subject to a number of risks and uncertainties, including, but not limited to: general economic, market or business conditions; fluctuations in interest rates; the opportunities (or lack thereof) that may be presented to, and pursued by, Brascan; competitive actions by other companies; conditions in the real estate, power generation, asset management, financial services and natural resources industries; the cyclical nature of the resource investment and fluctuations in commodity prices; changes in laws or regulations, including changes in the regulations, standards and market expectation regarding the environment, particularly in natural resources and energy operations; risks associated with the economic, political and regulatory policies of local governments and laws and policies of Canada, the United States and Brazil; the potential impact of increased competition in the markets within which Brascan operates; and other factors, many of which are beyond the control of Brascan. Consequently, all of the forward-looking statements made in this Prospectus and the documents incorporated by reference herein are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company. As a result of these factors, the Company's revenue and income could vary significantly from quarter to quarter, and past financial performance should not be considered a reliable indicator of future performance. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements set forth or referred to above in this paragraph. Investors are cautioned not to place undue reliance on such statements which speak only as of the date hereof. The Company undertakes no obligation to release publicly any revision to these forward-looking statements to reflect events or circumstances following the date hereof or to reflect the occurrence of unanticipated events, except as may be required by securities laws.

                                  THE COMPANY

     Brascan is a real estate, power generation and asset management company whose objective is to earn a superior return on equity by operating businesses which produce consistent and sustainable cash flows. With direct investments of $16 billion and a further $5 billion of assets under management, Brascan owns 55 high quality office properties, 42 power generating plants and an increasing portfolio of financial and other assets under management. In addition, Brascan holds investments in the resource sector. Brascan's goal is to build long-term shareholder value by investing in high quality assets, and by continuously pursuing new opportunities for future growth. Brascan's Class A Limited Voting Shares are listed on the New York and Toronto Stock Exchanges under the symbol BNN. Its publicly traded preferred shares and preferred securities are listed primarily on the Toronto Stock Exchange.

RECENT DEVELOPMENTS

     The following is a summary of significant recent developments affecting Brascan since May 20, 2003:

     In May 2003, Brascan completed a $17 million transmission interconnection between its hydroelectric generating operations in Maine and the New England power grid, expanding this link from 20 megawatts ("MW") to 126 MW.

     In June 2003, Brascan's commercial real estate subsidiary issued $110 million of preference shares.

     In June, 2003, Brascan's wholly-owned power generation subsidiary issued Cdn.$384 million of 6.6% senior secured bonds due June 16, 2023. An additional Cdn.$115 million of 7.8% subordinated secured bonds due June 16, 2023 were issued in July 2003.

     In July 2003, Noranda Inc. ("Noranda") announced a recapitalization plan involving, among other things, the reduction of its quarterly dividend from Cdn.$0.20 per share to Cdn.$0.12 per share, the issue of common shares and debt, and the conversion to U.S. dollar reporting of its financial results. In connection with this plan, Noranda completed in August 2003, a public offering of 24.8 million common shares at a price of Cdn.$12.65 per share for total gross proceeds of approximately Cdn.$313 million. Concurrent with the issue, Brascan purchased from Noranda, at the same price, 20 million common shares to raise further gross proceeds of Cdn.$253 million. Noranda subsequently completed the sale of its remaining 11,984,900 Priority Units of Noranda Income Fund for total net proceeds of Cdn.$118 million.

     In August 2003, Brascan completed the initial public offering of trust units in the Royal LePage Franchise Service Fund. The offering raised gross proceeds of Cdn.$100 million and is part of Brascan's strategy to expand its 100% owned residential real estate services operations.

     In August 2003, Brascan's residential home building subsidiary closed the sale of 395 lots in San Diego County for proceeds of $52 million.

     In September 2003, Brascan agreed to sell a 49% interest in 245 Park Avenue to New York State Teachers' Retirement System. The total proceeds of the transaction were $438 million for the 49% interest. Brascan will retain the management and leasing of the property.

     In September 2003, Brascan's residential home building subsidiary completed a Dutch auction tender offer for up to 5,000,000 shares of its outstanding common stock. Approximately 1.1 million shares of its common stock were repurchased of which 50% were tendered by the Company. All of the shares were accepted for purchased at a price of $18.50 per share.

     In September 2003, Noranda sold $350 million of 6% Notes due on October 15, 2015.

     In October, 2003, Brascan established Brascan SoundVest Diversified Income Fund which completed an initial public offering of trust units, raising proceeds of Cdn.$69 million.

     In October 2003, Brascan's commercial real estate subsidiary issued Cdn.$200 million of preference shares.

     In November 2003, Brascan's power generating subsidiary completed a 17 year, Cdn.$175 million, 6.91% senior bond private placement financing, secured by its Mississagi River hydroelectric generating facilities in northern Ontario.

     In November 2003, Brascan sold its 42% interest in Northgate Exploration ("Northgate") to a syndicate of underwriters for net proceeds of Cdn.$210 million. Northgate owns a gold/copper mine in British Columbia, Canada, which was acquired in conjunction with a Brascan led restructuring conducted by its asset management group.

     In November 2003, Brascan announced that it and certain institutional partners had submitted a proposal to the Independent Committee of Canary Wharf Group PLC ("Canary Wharf"), regarding an all cash offer to shareholders of 252 pence per Canary Wharf share for a total acquisition cost of approximately L1.5 billion. The announcement also stated that there was no certainty that any offer would ultimately be accepted.

     In December 2003, Brascan announced that it had entered into an agreement with Mr. Paul Reichmann and certain Reichmann family interests wherein Brascan agreed, amongst other things, to tender its 9% shareholding in Canary Wharf to a Reichmann offer for Canary Wharf at a price of 275 pence per share or higher if such an offer was made prior to January 31, 2004, failing which the Reichmann interests would tender their shares to a Brascan offer, if made by February 16, 2004, at a price of 267 pence per share or more. Neither Reichmann nor Brascan is obligated to make an offer.

     In December 2003, Brascan, through its commercial real estate subsidiary acquired 1625 Eye Street in Washington, D.C. from Union Labour Life Insurance Company for $157.5 million.

     In December 2003, Brascan's commercial real estate subsidiary issued Cdn.$200 million of preference shares.

     In December 2003, Brascan acquired three hydroelectric power plants with a combined generating capacity of 16 MW located in the northeastern United States from Hafslund, a Norwegian-based power company, for approximately $30 million.

     On February 5, 2004, Brascan confirmed that CWG Acquisition Limited, a company formed at the direction of Brascan and certain institutional investors, announced the terms of an offer to acquire Canary Wharf. Brascan, British Columbia Investment Management Corporation, Ontario Teachers' Pension Plan Board and funds managed by Hermes Pensions Management Limited will all invest, indirectly, in CWG Acquisition Limited. On February 12, 2004, the Offer was amended by CWG Acquisition.

                                USE OF PROCEEDS

     Unless otherwise indicated in a Prospectus Supplement relating to a series of Debt Securities, the net proceeds received by the Company from the sale of Debt Securities will be used by the Company for general corporate purposes including the repayment of corporate debt.

                            INTEREST COVERAGE RATIOS

     The interest coverage ratios have been calculated based on instruments classified as debt under current Canadian GAAP. Pursuant to Canadian GAAP, an aggregate of $211 million and $223 million of unsecured junior subordinated debentures and convertible notes are included in shareholders' equity as at September 30, 2003 and December 31, 2002, respectively and the distributions thereon are charged, on an after tax basis, to retained earnings. Based on this presentation, Brascan's consolidated interest requirements for the 12 months ended September 30, 2003 and December 31, 2002 amounted to $504 million and $496 million, respectively. Brascan's earnings before interest and income tax for the 12 months ended September 30, 2003 and December 31, 2002 were $690 million and $653 million, respectively, which are 1.4 and 1.3 times Brascan's aggregate interest requirements for the respective periods.

     The interest coverage ratios in the preceding paragraph have been calculated without the annual carrying charges relating to the unsecured junior subordinated debentures and convertible notes. If the unsecured junior subordinated debentures and convertible notes were classified as debt, their entire pre-tax carrying charges would be included in interest expense. If the annual carrying charges had been included in the calculations, the impact on the interest coverage ratios for the 12 month periods ended September 30, 2003 and December 31, 2002 would have been negligible with the ratios remaining at approximately 1.3 times and 1.3 times, respectively.

                         DESCRIPTION OF DEBT SECURITIES

     The following description sets forth certain general terms and provisions of the Debt Securities. The particular terms and provisions of the series of Debt Securities offered by a Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in such Prospectus Supplement.

     The Debt Securities will be issued under an indenture dated as of September 20, 1995, as supplemented, (the "Indenture") between the Company and Computershare Trust Company of Canada (formerly, Montreal Trust Company of Canada), as trustee (the "Trustee"). The Indenture is subject to the provisions of the Business Corporations Act (Ontario) and, consequently, is exempt from the operation of certain provisions of the Trust Indenture Act of 1939 pursuant to Rule 4d-9 thereunder. A copy of the form of the Indenture has been filed with the Commission as an exhibit to the Registration Statement of which this Prospectus is a part. The following statements with respect to the Indenture and the Securities (as hereinafter defined) are brief summaries of certain provisions of the Indenture and do not purport to be complete; such statements are subject to the detailed referenced provisions of the Indenture, including the definition of capitalized terms used under this caption. Wherever particular sections or defined terms of the Indenture are referred to, such sections or defined terms are incorporated herein by reference as part of the statement made, and the statement is qualified in its entirety by such reference. The term "Securities", as used under this caption, refers to all securities issued under the Indenture, including the Debt Securities.

GENERAL

     The Indenture does not limit the aggregate principal amount of Offered Securities (which may include debentures, notes and other unsecured evidences of indebtedness) which may be issued thereunder, and Securities may be issued thereunder from time to time in one or more series and may be denominated and payable in foreign currencies or units based on or relating to foreign currencies, including European Currency Units. Special Canadian and United States federal income tax considerations applicable to any Securities so denominated will be described in the Prospectus Supplement relating thereto. The Securities offered pursuant to this Prospectus will be limited to $750,000,000 (or the equivalent in other currencies or currency units) aggregate principal amount. Unless otherwise indicated in the applicable Prospectus Supplement, the Indenture also permits the Company to increase the principal amount of any series of Securities previously issued and to issue such increased principal amount (Section 301).

     The applicable Prospectus Supplement will set forth the following terms relating to the Offered Securities: (1) the specific designation of the Offered Securities; (2) any limit on the aggregate principal amount of the Offered Securities; (3) the date or dates, if any, on which the Offered Securities will mature and the portion (if less than all of the principal amount) of the Offered Securities to be payable upon declaration of acceleration of maturity; (4) the rate or rates per annum (which may be fixed or variable) at which the Offered Securities will bear interest, if any, the date or dates from which any such interest will accrue and on which any such interest will be payable and the Regular Record Dates for any interest payable on the Offered Securities which are in registered form ("Registered Securities"); (5) any mandatory or optional redemption or sinking fund provisions, including the period or periods within which the price or prices at which and the terms and conditions upon which the Offered Securities may be redeemed or purchased at the option of the Company or otherwise; (6) whether the Offered Securities will be issuable in registered form or bearer form or both and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Offered Securities in bearer form and as to exchanges between registered and bearer form; (7) whether the Offered Securities will be issuable in the form of one or more registered global securities ("Registered Global Securities") and, if so, the identity of the Depository for such Registered Global Securities; (8) the denominations in which any of the Securities will be issuable if in other than denominations of $1,000 and any multiple thereof; (9) each office or agency where the principal of, and any premium and interest on, the Offered Securities will be payable and each office or agency where the Offered Securities may be presented for registration of transfer or exchange; (10) if other than U.S. dollars, the foreign currency or the units based on or relating to foreign currencies in which the Offered Securities are denominated and/or in which the payment of the principal of, and any premium and interest on, the Offered Securities will or may be payable; (11) any index pursuant to which the amount of payments of principal of, and any premium and interest on, the Offered Securities will or may be determined; (12) any other terms of the Offered Securities, including covenants and additional Events of Default. Special Canadian and United States federal income tax considerations applicable to the Securities, the amount of principal thereof and any premium and interest thereon which is determined by reference to an index will be described in the Prospectus Supplement relating thereto. Unless otherwise indicated in the applicable Prospectus Supplement, the Indenture does not afford the Holders the right to tender Securities to the Company for repurchase, or provide for any increase in the rate or rates of interest per annum at which the Securities will bear interest, in the event the Company should become involved in a highly leveraged transaction or in the event of a change in control of the Company. (Section 301)

     Securities may be issued under the Indenture bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, to be offered and sold at a discount below their stated principal amount. The Canadian and United States federal income tax consequences and other special considerations applicable to any such discounted Securities or other Securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or United States federal income tax purposes will be described in the Prospectus Supplement relating thereto. (Section 301)

     The Securities and any coupons appertaining thereto will be unsecured and will rank pari passu with each other and with all other unsecured and unsubordinated indebtedness for borrowed money of the Company. (Section 301)

     The Company conducts a significant amount of its operations through subsidiaries. Although the Securities are senior obligations of the Company, they are effectively subordinated to all existing and future liabilities of the Company's consolidated subsidiaries and operating companies. The Indenture does not restrict the ability of the Company's subsidiaries to incur additional indebtedness. Because the Company conducts a significant amount of its operations through subsidiaries, the Company's ability to service its indebtedness is dependent on dividends and other distributions it receives from subsidiaries and major investments. Certain of the instruments governing the indebtedness of the companies in which the Company has an investment may restrict the ability of such companies to pay dividends or make other payments on investments under certain circumstances.

FORM, DENOMINATION, EXCHANGE AND TRANSFER

     Unless otherwise indicated in the applicable Prospectus Supplement, the Securities will be issued only in fully registered form without coupons and in denominations of $1,000 or any integral multiple thereof. (Section 302) Securities may be presented for exchange and Registered Securities may be presented for registration of transfer in the manner, at the places and, subject to the restrictions set forth in the Indenture and in the applicable Prospectus Supplement, without service charge, but upon payment of any taxes or the governmental charges due in connection therewith. The Company has appointed the Trustee as Security Registrar. (Section 305)

PAYMENT

     Unless otherwise indicated in the applicable Prospectus Supplement, payment of the principal of, and any premium and interest on, Registered Securities (other than a Registered Global Security) will be made at the office or agency of the Trustee in Toronto, Canada, except that, at the option of the Company, payment of any interest may be made (i) by check mailed to the address of the Person entitled thereto at such address as shall appear in the Security Register or (ii) by wire transfer to an account maintained by the Person entitled thereto as specified in the Security Register. (Sections 305, 307 and 1002) Unless otherwise indicated in the applicable Prospectus Supplement, payment of any interest due on Registered Securities will be made to the Persons in whose name such Registered Securities are registered at the close of business on the Regular Record Date for such interest payment. (Section 307)

REGISTERED GLOBAL SECURITIES

     The Registered Securities of a particular series may be issued in the form of one or more Registered Global Securities which will be registered in the name of, and deposited with, one or more Depositories or nominees, each of which will be identified in the Prospectus Supplement relating to such series. Unless and until exchanged, in whole or in part, for Securities in definitive registered form, a Registered Global Security may not be transferred except as a whole by the Depository for such Registered Global Security to a nominee of such Depository, by a nominee of such Depository to such Depository or another nominee of such

Depository or by such Depository or any such nominee to a successor of such Depository or a nominee of such successor. (Section 305)

     The specific terms of the depository arrangement with respect to any portion of a particular series of Securities to be represented by a Registered Global Security will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will apply to all depository arrangements.

     Upon the issuance of a Registered Global Security, the Depository therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the Securities represented by such Registered Global Security to the accounts of such persons having accounts with such Depository or its nominee ("participants") as shall be designated by the underwriters, investment dealers or agents participating in the distribution of such Securities or by the Company if such Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Registered Global Security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a Registered Global Security will be shown on, and the transfer of such ownership will be effected only through, records maintained by the Depository therefor or its nominee (with respect to beneficial interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states in the United States require certain purchasers of securities to take physical delivery thereof in definitive form. Such depository arrangements and such laws may impair the ability to transfer beneficial interests in a Registered Global Security.

     So long as the Depository for a Registered Global Security or its nominee is the registered owner thereof, such Depository or such nominee, as the case may be, will be considered the sole owner or Holder of the Securities represented by such Registered Global Security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Registered Global Security will not be entitled to have Securities of the series represented by such Registered Global Security registered in their names, will not receive or be entitled to receive physical delivery of Securities of such series in definitive form and will not be considered the owners or Holders thereof under the Indenture.

     Principal, premium, if any, and interest payments on a Registered Global Security registered in the name of a Depository or its nominee will be made to such Depository or nominee, as the case may be, as the registered owner of such Registered Global Security. None of the Company, the Trustee or any paying agent for Securities of the series represented by such Registered Global Security will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in such Registered Global Security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

     The Company expects that the Depository for a Registered Global Security or its nominee, upon receipt of any payment of principal, premium or interest, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Registered Global Security as shown on the records of such Depository or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Registered Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name", and will be the responsibility of such participants.

     If the Depository for a Registered Global Security representing Securities of a particular series is at any time unwilling or unable to continue as Depository and a successor Depository is not appointed by the Company within 90 days, the Company will issue Registered Securities of such series in definitive form in exchange for such Registered Global Security. In addition, the Company may determine, at any time and in its sole discretion, not to have the Securities of a particular series represented by one or more Registered Global Securities and, in such event, will issue Registered Securities of such series in definitive form in exchange for all of the Registered Global Securities representing Securities of such series. (Section 305)

CONSOLIDATION, MERGER, AMALGAMATION AND SALE OF ASSETS

     The Company shall not enter into any transaction (whether by way of reorganization, reconstruction, consolidation, amalgamation, merger, transfer, sale or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other Person (the "Successor Corporation") unless: (a) the Company and the Successor Corporation shall execute, prior to or contemporaneously with the consummation of such transaction, such instruments and do such things as, in the opinion of counsel, shall be necessary or advisable to establish that, upon the consummation of such transaction, (i) the Successor Corporation will have assumed all the covenants and obligations of the Company under the Indenture in respect of the Securities of every series and (ii) the Securities of every series will be valid and binding obligations of the Successor Corporation entitling the Holders thereof, as against the Successor Corporation, to all the rights of Holders of Securities under the Indenture; and (b) such transaction shall be on such terms and shall be carried out at such times and otherwise in such manner as shall not be prejudicial to the interests of the Holders of the Securities of each and every series or to the rights and powers of the Trustee under the Indenture. (Section
801)

EVENTS OF DEFAULT

     Unless otherwise indicated in any Prospectus Supplement, each of the following will constitute an Event of Default under the Indenture with respect to Securities of any series: (a) failure to pay principal of, or any premium on, any Security of that series when due; (b) failure to pay any interest on any Securities of that series when due, which failure continues for 30 days; (c) default in the payment of principal and interest on any Security required to be purchased pursuant to an Offer to Purchase required to be made pursuant to the terms of the Securities of such series; (d) failure to deposit any sinking fund payment, when due, in respect of any Security of that series; (e) failure to perform any other covenant of the Company in the Indenture (other than a covenant included in the Indenture solely for the benefit of a series other than that series), which failure continues for 60 days after written notice has been given by the Trustee or the Holders of at least 25% in aggregate principal amount of Outstanding Securities of that series, as provided in the Indenture;
(f) failure by the Company to make any payment of principal of, or interest on, any obligation for borrowed money (other than an obligation payable on demand or maturing less than 12 months from the creation or issue thereof) when due or within any originally stated applicable grace period having an outstanding principal amount in excess of 5% of the Company's Consolidated Net Worth in the aggregate at the time of default or any failure in the performance of any other covenant of the Company contained in any instrument under which such obligations are created or issued and if the holders thereof, or a trustee, if any, for such holders declare such obligations to be due and payable prior to the stated maturities thereof, provided that if such default is waived by such holders or trustee, then the Event of Default under the Indenture shall be deemed to be waived without further action on the part of the Trustee or the Holders; (g) certain events of bankruptcy, insolvency or reorganization affecting the Company; and (h) any other Events of Default provided with respect to the Securities of such series, as described in the applicable Prospectus Supplement. (Section 501)

     If an Event of Default (other than an Event of Default described in clause
(g) above) with respect to the Securities of any series at the time outstanding shall occur and be continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of Outstanding Securities of that series by notice, as provided in the Indenture, may declare the principal amount of the Securities of that series to be due and payable immediately. If an Event of Default described in clause (g) above with respect to the Securities of any series at the time Outstanding shall occur, the principal amount of all the Securities of that series will automatically, and without any action by the Trustee or any Holder, become immediately due and payable. After any such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of the Outstanding Securities of that series may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal (or other specified amount), have been cured or waived as provided in the Indenture. (Section 502) For information as to waiver of defaults, see
"-- Modification and Waiver".

     The Indenture provides that the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (Section 603) Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the Outstanding Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Securities of that series. (Section 512)

     No Holder of a Security of any series will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless (i) such Holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the Securities of that series, (ii) the Holders of at least 25% in aggregate principal amount of the Outstanding Securities of that series have made a written request, and such Holder or Holders have offered reasonable indemnity, to the Trustee to institute such proceeding as trustee and (iii) the Trustee has failed to institute such proceeding, and has not received from the Holders of a majority in aggregate principal amount of the Outstanding Securities of that series a direction inconsistent with such request, within 60 days after such notice, request and offer. (Section 507) However, such limitations do not apply to a suit instituted by a Holder of a Security for the enforcement of payment of the principal of, or of any premium or interest on, such Security on or after the applicable due date specified in such Security. (Section 508)

     The Company is required to furnish to the Trustee quarterly a statement by certain of its officers as to whether or not the Company, to their knowledge, is in default in the performance or observance of any of the terms, provisions and conditions of the Indenture and, if so, specifying all such known defaults. (Section 1004)

DEFEASANCE

     The Indenture provides that, at the option of the Company, the Company will be discharged from any and all obligations in respect of the Outstanding Securities upon irrevocable deposit with the Trustee, in trust, of money and/or Government Obligations which will provide money in an amount sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of or premium, if any, and each instalment of interest, if any, on the Outstanding Securities ("Defeasance"). Such trust may only be established if, among other things: (i) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or there has been a change in law which, in the Opinion of Counsel, provides that Holders of the Outstanding Securities will not recognize gain or loss for United States federal income tax purposes as a result of such Defeasance and will be subject to United States federal income tax on the same amount, in the same manner and at the same times as would have been the case if such Defeasance had not occurred; (ii) the Company has delivered to the Trustee an opinion of Canadian counsel or a ruling from Revenue Canada (now Canada Customs and Revenue Agency) to the effect that the Holders of the Outstanding Securities will not recognize income, gain or loss for Canadian federal, provincial or territorial income tax or other tax purposes as a result of such Defeasance and will be subject to Canadian federal or provincial income tax and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that Holders of the Securities include Holders who are not resident in Canada); (iii) no Event of Default or event that, with the passing of time or the giving of notice or both, shall constitute an Event of Default shall have occurred or be continuing; (iv) the Company has delivered to the Trustee an Opinion of Counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the Investment Company Act of 1940; and
(v) certain other customary conditions precedent are satisfied. The Company may exercise its Defeasance option notwithstanding its prior exercise of its Covenant Defeasance option described in the following paragraph if the Company meets the conditions described in the preceding sentence at the time the Company exercises the Defeasance option.

     The Indenture provides that, at the option of the Company, unless and until the Company has exercised its Defeasance option described in the preceding paragraph, the Company may omit to comply with certain restrictive covenants and such omission shall not be deemed to be an Event of Default under the Indenture and the Outstanding Securities upon irrevocable deposit with the Trustee, in trust, of money and/or Government Obligations which will provide money in an amount sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of and premium, if any, and each instalment of interest, if any, on the Outstanding Securities ("Covenant Defeasance"). In the event the Company exercises its Covenant Defeasance option, the obligations under the Indenture (other than with respect to such covenants and the Events of Default other than the Events of Default relating to such covenants above) shall remain in full force and effect. Such trust may only be established if, among other things: (i) the Company has delivered to the Trustee an Opinion of Counsel to the effect that the Holders of the Outstanding Securities will not recognize gain or loss for United States federal income tax purposes as a result of such Covenant Defeasance and will be subject to United States federal income tax on the same amount, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;
(ii) the Company has delivered to the Trustee an opinion of Canadian counsel or a ruling from Revenue Canada (now Canada Customs and Revenue Agency) to the effect that the Holders of the Outstanding Securities will not recognize income, gain or loss for Canadian federal, provincial or territorial income tax or other tax purposes as a result of such Covenant Defeasance and will be subject to Canadian federal or provincial income tax and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Covenant Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that Holders of the Securities include Holders who are not resident in Canada); (iii) no Event of Default or event that, with the passing of time or the giving of notice or both, shall constitute an Event of Default shall have occurred or be continuing; (iv) the Company has delivered to the Trustee an Opinion of Counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the Investment Company Act of 1940; and (v) certain other customary conditions precedent are satisfied. (Article Thirteen)

MODIFICATION AND WAIVER

     Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Outstanding Securities of each series of Securities affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Security affected thereby, (a) change the Stated Maturity of the principal of, or any instalment of interest on, any Outstanding Security, (b) reduce the principal amount of (or the premium), or interest on, any Outstanding Security, (c) reduce the amount of the principal of any Outstanding Security payable upon the acceleration of the maturity thereof, (d) change the place or currency of payment of principal of (or the premium), or interest on, any Outstanding Security, (e) impair the right to institute suit for the enforcement of any payment on or with respect to any Outstanding Security, (f) reduce the above-stated percentage of Outstanding Securities necessary to modify or amend the Indenture, (g) reduce the percentage of aggregate principal amount of Outstanding Securities necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults, (h) modify any provisions of the Indenture relating to the modification and amendment of the Indenture or the waiver of past defaults or covenants, except as otherwise specified or (i) following the mailing of any Offer to Purchase, modify any Offer to Purchase for such Outstanding Security required to be made pursuant to the terms of such Outstanding Security in a manner materially adverse to the Holders thereof. (Section 902)

     The Holders of a majority in aggregate principal amount of the Outstanding Securities of any series, on behalf of all Holders of Outstanding Securities of such series, may waive compliance by the Company with certain restrictive provisions of the Indenture. (Section 1009) Subject to certain rights of the Trustee, as provided in the Indenture, the Holders of a majority in aggregate principal amount of the Outstanding Securities, on behalf of all holders of Outstanding Securities of such series, may waive any past default under the Indenture, except a default in the payment of principal, premium or interest or a default arising from failure to purchase any Outstanding Securities tendered pursuant to an Offer to Purchase. (Section 513)

CONSENT TO JURISDICTION AND SERVICE

     The Indenture provides that the Company irrevocably appoint CT Corporation System, 1633 Broadway, New York, New York, 10019, as its agent for service of process in any suit, action or proceeding arising out of or relating to the Indenture and the Securities and for actions brought under federal or state securities laws brought in any federal or state court located in the Borough of Manhattan in The City of New York and submit to such jurisdiction.

ENFORCEABILITY OF JUDGMENTS

     Since a substantial portion of the Company's assets are outside the United States, any judgment obtained in the United States against the Company, including any judgment with respect to the payment of interest and principal on the Debt Securities, may not be collectible within the United States.

     The Company has been informed by its Canadian counsel, Torys LLP ("Torys"), that a court of competent jurisdiction in the Province of Ontario would enforce a final and conclusive judgment in personam of a court sitting in the Borough of Manhattan, the City of New York, New York (a "New York Court") that is subsisting and unsatisfied respecting the enforcement of the Indenture and the Securities that is not impeachable as void or voidable under the internal laws of the State of New York for a sum certain if: (i) the court rendering such judgment had jurisdiction over the judgment debtor, as recognized by the courts of the Province of Ontario (and submission by the Company in the Indenture to the jurisdiction of the New York Court will be sufficient for the purpose); (ii) such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with public policy, as such term is understood under the laws of the Province of Ontario, or contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada); (iii) the enforcement of such judgment does not constitute, directly or indirectly, the enforcement of foreign revenue or penal laws; and (iv) the action to enforce such judgment is commenced within six years of the date of such judgment. The Company has been advised by such counsel that there is some doubt as to the enforceability in Canada, against the Company or against any of its respective directors, officers and experts who are not residents of the United States, by a court in original actions or in actions to enforce judgments of United States courts, of civil liabilities predicated solely upon the United States federal securities laws.

GOVERNING LAW

     The Indenture and the Securities will be governed by the laws of the State of New York, except with respect to the rights, powers, duties or responsibility of the Trustee which shall be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein. (Section 113)

THE TRUSTEE

     The Trustee under the Indenture is Computershare Trust Company of Canada.

CERTAIN DEFINITIONS

     Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided. (Section 101)

     "Affiliate" of any Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person. For the purposes of this definition, "control", when used with respect to any Person, means the power to influence the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" having meanings correlative to the foregoing.

     "Capital Lease Obligation" of any Person means the obligation to pay rent or other payment amounts under a lease of (or other Debt arrangements conveying the right to use) real or personal property of such Person which is required to be classified and accounted for as a capital lease or a liability on the face of a balance sheet of such Person in accordance with Canadian generally accepted accounting principles and which has a term of at least 36 months. The stated maturity of such obligation shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

     "Capital Stock" of any Person means any and all shares, interests, participations or other equivalents (however designated) of corporate stock or other equity participations, including partnership interests whether general or limited, of such Person.

     "Common Stock" of any Person means Capital Stock of such Person that does not rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Capital Stock of any other class of such Person.

     "Consolidated Net Worth" of any Person means the consolidated stockholders' equity of such Person, determined on a consolidated basis in accordance with Canadian generally accepted accounting principles, plus, without duplication, Qualifying Subordinated Debt and Deferred Credits; provided that, with respect to the Company, adjustments following the date of the Indenture to the accounting books and records of the Company in accordance with U.S. Accounting Principles Board Opinions Nos. 16 and 17 (or successor opinions thereto), or comparable standards in Canada, or otherwise resulting from the acquisition of control of the Company by another Person shall not be given effect.

     "Debt" means (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent, (i) every obligation of such Person for money borrowed, (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses, (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person, (iv) every obligation of such Person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business which are not overdue or which are being contested in good faith), (v) every Capital Lease Obligation of such Person, (vi) every obligation that could not be considered as interest in accordance with Canadian generally accepted accounting principles under Interest Rate or Currency Protection Agreements of such Person and (vii) every obligation of the type referred to in clauses (i) through (vi) of another Person and all dividends of another Person the payment of which, in either case, such Person has Guaranteed or is responsible or liable for, directly or indirectly, as obligator, Guarantor or otherwise.

     "Deferred Credits" means the deferred credits of the Company and its Subsidiaries determined on a consolidated basis in accordance with Canadian generally accepted accounting principles.

     "Government Obligation" means (x) any security which is (i) a direct obligation of the government which issued the currency, or a direct obligation of the Government of Canada issued in such currency, in which the Securities of a particular series are denominated for the payment of which its full faith and credit is pledged or (ii) obligations of a Person the payment of which is unconditionally guaranteed as its full faith and credit obligation by such government which, in the case of either subclause (i) or (ii) of this clause
(x), is not callable or redeemable at the option of the issuer thereof and (y) any depositary receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act) as custodian with respect to any Government Obligation which is specified in clause (x) above and held by such bank for the account of the holder of such depositary receipt, or with respect to any specific payment of principal of or interest on any Government Obligation which is so specified and held, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of principal or interest evidenced by such depositary receipt.

     "Guarantee" by any Person means any obligation, contingent or otherwise, of such Person guaranteeing or having the economic effect of guaranteeing any Debt of any other Person (the "primary obligor") in any manner, whether directly or indirectly, and including, without limitation, any obligation of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Debt or to purchase (or to advance or supply funds for the purchase of) any security for the payment of such Debt, (ii) to purchase property, securities or services for the purpose of assuring the holder of such Debt of the payment of such Debt or (iii) to maintain working capital, equity capital or other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Debt (and "Guaranteed", "Guaranteeing" and

"Guarantor" shall have meanings correlative to the foregoing); provided, however, that the Guarantee by any Person shall not include endorsements by such Person for collection or deposit, in either case, in the ordinary course of business.

     "Interest Rate or Currency Protection Agreement" of any Person means any interest rate protection agreement (including, without limitation, interest rate swaps, caps, floors, collars and similar agreements), and/or other types of interest hedging agreements, and any currency protection agreement (including foreign exchange contracts, currency swap agreements or other currency hedging arrangements).

     "Qualifying Subordinated Debt" means Debt of the Company (i) which by its terms provides that the payment of principal of (and premium, if any) and interest on, and all other payment obligations in respect of, such Debt shall be subordinate to the prior payment in full of the Securities to at least the extent that no payment of principal of (or premium, if any) or interest on or otherwise due in respect of such Debt may be made for so long as there exists any default in the payment of principal (or premium, if any) or interest on the Securities or any other default that, with the passing of time or the giving of notice or both, would constitute an event of default with respect to the Securities and (ii) which expressly by its terms gives the Company the right to make payments of principal in respect of such Debt in Common Stock of the Company.

     "Stated Maturity", when used with respect to any Security or any instalment of principal thereof or interest thereon, means the date specified in such Security as the fixed date on which the principal of such Security or such instalment of principal or interest is due and payable.

                              PLAN OF DISTRIBUTION

     The Company may sell Debt Securities to or through underwriters or dealers and also may sell Debt Securities directly to purchasers or through agents.

     The distribution of Debt Securities of any series may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers.

     In connection with the sale of Debt Securities, underwriters may receive compensation from the Company or from purchasers of Debt Securities for whom they may act as agents in the form of concessions or commissions. Underwriters, dealers and agents that participate in the distribution of Debt Securities may be deemed to be underwriters and any commissions received by them from the Company and any profit on the resale of Debt Securities by them may be deemed to be underwriting commissions under the Securities Act. Any such person that may be deemed to be an underwriter with respect to Debt Securities of any series will be identified in the Prospectus Supplement relating to such series.

     The Prospectus Supplement relating to each series of Debt Securities will also set forth the terms of the offering of the Debt Securities of such series, including, to the extent applicable, the names of any underwriters or agents, the purchase price or prices of the Offered Securities, the initial offering price, the proceeds to the Company from the sale of the Offered Securities, the underwriting discounts and commissions and any discounts, commissions and concessions allowed or reallowed or paid by any underwriter to other dealers.

     If so indicated in the applicable Prospectus Supplement, the Company may authorize dealers or other persons acting as the Company's agents to solicit offers by certain institutions to purchase the Offered Securities directly from the Company pursuant to contracts providing for payment and delivery on a future date. These contracts will be subject only to the conditions set forth in the applicable Prospectus Supplement which will also set forth the commission payable for solicitation of these contracts.

     Under agreements which may be entered into by the Company, underwriters, dealers and agents who participate in the distribution of Debt Securities may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act and Canadian provincial securities legislation, or to contribution with respect to payments which those underwriters, dealers or agents may be required to make in respect thereof. Those underwriters, dealers and agents may be customers of, engage in transactions with or perform services for the Company or its subsidiaries in the ordinary course of business.

     Each series of Debt Securities will be a new issue of securities with no established trading market. Unless otherwise specified in a Prospectus Supplement relating to a series of Debt Securities, the Debt Securities will not be listed on any securities exchange. Certain broker-dealers may make a market in Debt Securities but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any broker-dealer will make a market in the Debt Securities of any series or as to the liquidity of the trading market for the Debt Securities of any series.

     In connection with any underwritten offering of Debt Securities, the underwriters or agents may over-allot or effect transactions which stabilize or maintain the market price of the Debt Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     Unless otherwise specified in a Prospectus Supplement relating to a series of Debt Securities, certain matters of Canadian and United States law relating to the validity of the Debt Securities will be passed upon for the Company by Torys in Toronto, Ontario, and New York, New York. The partners and associates of Torys, as a group, beneficially own, directly or indirectly, less than one percent of the outstanding securities of the Company.

                                    EXPERTS

     The consolidated financial statements of the Company for the financial year ended December 31, 2002, incorporated by reference in this Prospectus by reference to Brascan Corporation's 2002 annual report, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated by reference herein, and have been so incorporated in reliance on the report of such firm given upon their authority as experts in auditing and accounting.

             DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

     The following documents have been filed with the Commission as part of the Registration Statement on Form F-9 of which this Prospectus forms a part: the documents referred to under "Documents Incorporated by Reference"; consent of Deloitte & Touche LLP; consent of Torys; powers of attorney; trust indenture dated as of September 20, 1995 between the Company and Montreal Trust Company of Canada, as trustee; and method of calculation of interest coverage.

                                    PART II

                  INFORMATION NOT REQUIRED TO BE DELIVERED TO
                             OFFEREES OR PURCHASERS

INDEMNIFICATION OF DIRECTORS OR OFFICERS.

     Under the Business Corporations Act (Ontario), the Company may indemnify a present or former director or officer or a person who acts or acted at the Company's request as a director or officer of another corporation of which the Company is or was a shareholder or creditor, and his or her heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the Company or such other corporation and provided that the director or officer acted honestly and in good faith with a view to the best interests of the Company, and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such director or officer had reasonable grounds for believing that his or her conduct was lawful. Such indemnification may be made in connection with an action by or on behalf of the Company or such other corporation to procure a judgment in its favor only with court approval. A director or officer is entitled to indemnification from the Company as a matter of right if he or she was substantially successful on the merits in his or her defense of the action or proceeding and fulfilled the conditions set forth above.

     In accordance with the Business Corporations Act (Ontario), the board of directors of the Company approved a resolution (the "Resolution") dated August 1, 1997 providing for the following:

          (i) the Company shall indemnify a director or officer of the Company, a former director or officer of the Company or a person who acts or acted at the Company's request as a director or officer of a body corporate of which the Company is or was a shareholder or creditor, and his or her heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the Company or such body corporate (except in respect of an action by or on behalf of the Company or such body corporate to procure a judgment in its favor), if,

             (a) he or she acted honestly and in good faith with a view to the best interests of the Company, and

             (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful;

          (ii) the Company shall, with the prior approval of the court having jurisdiction, indemnify a person referred to in (i) above in respect of an action by or on behalf of the Company or such body corporate to procure a judgment in its favor, to which he or she is made a party by reason of being or having been a director or an officer of the Company or such body corporate, against all costs, charges and expenses reasonably incurred by him or her in connection with such action if he or she fulfils the conditions set out in paragraphs (i)(a) and (b) above; and

          (iii) notwithstanding anything in (i) and (ii) above, a person referred to in (i) above shall be indemnified by the Company in respect of all costs, charges and expenses reasonably incurred by him or her in connection with the defense of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the Company or body corporate, if the person seeking indemnity,

             (a) was substantially successful on the merits in his or her defense of the action or proceeding, and

             (b) fulfils the conditions set out in paragraphs (i)(a) and (b) above.

     Nothing in the by-laws or resolutions of the Company limits the right of any person entitled to claim indemnity apart from the indemnity provided pursuant to the Resolution.

     A policy of directors' and officers' liability insurance is maintained by the Company which insures, subject to certain exclusions, directors and officers for losses as a result of claims against the directors and officers of the Company in their capacity as directors and officers and also reimburses the Company for payments made pursuant to the indemnity provided by the Company pursuant to the Resolution and the Business Corporations Act (Ontario).

     Insofar as indemnification for liabilities under the United States Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

                                    EXHIBITS

     The following exhibits have been filed as part of this Registration
Statement:

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
  4.1     Annual Information Form of the Company dated May 20, 2003
          (incorporated by reference to the Company's Annual Report on
          Form 40-F for the year ended December 31, 2002).
  4.2     Unaudited comparative consolidated financial statements of the Company contained in the interim report to shareholders for the nine months ended September 30, 2003 (incorporated by reference to the Company's Form 6-K filed on November 26,
          2003).
  4.3     Audited comparative consolidated financial statements of the
          Company and the notes thereto for the financial year ended
          December 31, 2002, together with the report of the auditors thereon, found at pages 60 through 85 of the Company's 2002
          Annual Report (incorporated by reference to the Company's
          Form 6-K filed on April 2, 2003).
  4.4     Management's discussion and analysis of financial results
          contained on pages 21 to 59 of the Company's 2002 Annual
          Report (incorporated by reference to the Company's Form 6-K filed on April 2, 2003).
  4.5     Management's discussion and analysis of financial condition and results of operations dated November 6, 2003 contained in the interim report to shareholders for the nine months
          ended September 30, 2003 (incorporated by reference to the
          Company's Form 6-K filed on November 26, 2003).
  4.6     Management information circular dated March 1, 2003 in
          connection with the April 29, 2003 Annual Meeting of
          Shareholders, other than the sections entitled "Report on
          Executive Compensation" and "Performance Graph"
          (incorporated by reference to the Company's Form 6-K filed on April 2, 2003).
  4.7     Unaudited consolidated annual financial statements as at and for the year ended December 31, 2003.
  4.8     Material change report of the Company dated February 13,
          2004 (incorporated by reference to the Company's Form 6-K
          filed on February 13, 2004).
  5.1     Consent of Deloitte & Touche LLP.
  5.2+    Consent of Torys LLP.
  6.1+    Powers of Attorney.
  7.1+    Trust Indenture dated as of September 20, 1995 by the
          Company in favor of Montreal Trust Company, as trustee.
  9.1+    Interest Coverage calculations.

---------------

+ Previously filed.

                                    PART III

                 UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

ITEM 1. UNDERTAKING.

     The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to this Form F-9 or to transactions in said securities.

ITEM 2. CONSENT TO SERVICE OF PROCESS.

     The Registrant has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

     Computershare Trust Company of Canada, the Trustee under the Indenture (as successor to Montreal Trust Company), has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

                                      III-1

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933 the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-9 and has duly caused this amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Country of Canada, on this 17th day of February, 2004.

                                          BRASCAN CORPORATION

                                          By: /s/ BRIAN D. LAWSON
                                            ------------------------------------
                                          Name: Brian D. Lawson
                                          Title:  Executive Vice-President and
                                              Chief Financial Officer

     Pursuant to the requirements of the Securities Act of 1933 this amendment to the Registration Statement has been signed by the following persons in the capacities indicated and on February 17, 2004:

              SIGNATURE                                        TITLE
              ---------                                        -----

          /s/ J. BRUCE FLATT             President and Chief Executive Officer and Director
--------------------------------------             (Principal Executive Officer)
            J. Bruce Flatt


         /s/ BRIAN D. LAWSON                Executive Vice-President and Chief Financial
--------------------------------------         Officer (Principal Financial Officer)
           Brian D. Lawson


          /s/ BRYAN K. DAVIS                 Senior Vice-President, Finance (Principal
--------------------------------------                  Accounting Officer)
            Bryan K. Davis


                                                              Director
--------------------------------------
     Roberto P. Cezar de Andrade


                                                              Director
--------------------------------------
    The Lord Black of Crossharbour


                                                              Director
--------------------------------------
          James J. Blanchard


                  *                                   Co-Chairman and Director
--------------------------------------
           Jack L. Cockwell


                  *                                           Director
--------------------------------------
 The Honourable J. Trevor Eyton, O.C.


                                                              Director
--------------------------------------
           Julia E. Foster

                                      III-2

              SIGNATURE                                        TITLE
              ---------                                        -----


                  *                                           Director
--------------------------------------
         James K. Gray, O.C.


                                                              Director
--------------------------------------
          Lynda C. Hamilton


                  *                                    Chairman and Director
--------------------------------------
        Robert J. Harding, FCA


                  *                                           Director
--------------------------------------
            David W. Kerr


                  *                                           Director
--------------------------------------
            Philip B. Lind


                  *                                           Director
--------------------------------------
  The Honourable Roy MacLaren, P.C.


                  *                                           Director
--------------------------------------
         G. Wallace F. McCain


                                                              Director
--------------------------------------
            Jack M. Mintz


                  *                                           Director
--------------------------------------
           George E. Myhall


                  *                                           Director
--------------------------------------
          Saul Shulman, Q.C.


                                                              Director
--------------------------------------
           George S. Taylor


 *By:         /s/ BRIAN D. LAWSON
        ------------------------------
            Name: Brian D. Lawson
           Title:  Attorney-in-fact

                                      III-3

                           AUTHORIZED REPRESENTATIVE

     Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, as amended, the undersigned has signed this amendment to the Registration Statement, solely in the capacity of the duly authorized representative of Brascan Corporation in the United States, on this 17th day of February, 2004.

                                          TORYS LLP

                                          By: /s/ ANDREW J. BECK
                                            ------------------------------------
                                            Name: Andrew J. Beck
                                            Title:  Partner

                                      III-4

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                               DESCRIPTION
-------                              -----------
  4.1        Annual Information Form of the Company dated May 20, 2003
             (incorporated by reference to the Company's Annual Report on
             Form 40-F for the year ended December 31, 2002).
  4.2        Unaudited comparative consolidated financial statements of the Company contained in the interim report to shareholders for the nine months ended September 30, 2003 (incorporated by reference to the Company's Form 6-K filed on November 26,
             2003).
  4.3        Audited comparative consolidated financial statements of the
             Company and the notes thereto for the financial year ended
             December 31, 2002, together with the report of the auditors thereon, found at pages 60 through 85 of the Company's 2002
             Annual Report (incorporated by reference to the Company's
             Form 6-K filed on April 2, 2003).
  4.4        Management's discussion and analysis of financial results
             contained on pages 21 to 59 of the Company's 2002 Annual
             Report (incorporated by reference to the Company's Form 6-K filed on April 2, 2003).
  4.5        Management's discussion and analysis of financial condition and results of operations dated November 6, 2003 contained in the interim report to shareholders for the nine months
             ended September 30, 2003 (incorporated by reference to the
             Company's Form 6-K filed on November 26, 2003).
  4.6        Management information circular dated March 1, 2003 in
             connection with the April 29, 2003 Annual Meeting of
             Shareholders, other than the sections entitled "Report on
             Executive Compensation" and "Performance Graph"
             (incorporated by reference to the Company's Form 6-K filed on April 2, 2003).
  4.7        Unaudited consolidated annual financial statements as at and for the year ended December 31, 2003.
  4.8        Material change report of the Company dated February 13,
             2004 (incorporated by reference to the Company's Form 6-K
             filed on February 13, 2004).
  5.1        Consent of Deloitte & Touche LLP.
  5.2+       Consent of Torys LLP.
  6.1+       Powers of Attorney.
  7.1+       Trust Indenture dated as of September 20, 1995 by the
             Company in favor of Montreal Trust Company, as trustee.
  9.1+       Interest Coverage calculations.

---------------

+ Previously filed.